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               November 21, 2022

       Vikram Grover
       Chief Executive Officer
       FOMO WORLDWIDE, INC.
       1 E Erie St, Ste 525 Unit #2250
       Chicago, IL 60611

                                                        Re: FOMO WORLDWIDE,
INC.
                                                            Form 8-K filed
November 16, 2022
                                                            File No. 001-13126

       Dear Vikram Grover:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Real Estate & Construction